UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

ROKK3R INC.
(Name of the Issuer)

Rokk3r Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

77544L104
(CUSIP Number of Class of Securities)

Nabyl Charania
Chief Executive Officer, Director
ROKK3R INC.

2121 NW 2nd Avenue #203

Miami, Florida 33127

Telephone (305) 259-6637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Peter Jaslow, Esq.
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
+1-212-588-0022 – telephone
+1-212-864-8999 – facsimile

This statement is filed in connection with (check the appropriate box): ☒

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934. ☐

The filing of a registration statement under the Securities Act of 1933. ☐

A tender offer. ☐

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$20,000	$4.00

(1) Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the value of the securities to be acquired consists of an estimated $20,000 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the cash to be paid in lieu of fractional shares.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

This Rule 13E-3 Transaction Statement (the “Schedule”) is being filed by Rokk3r Inc., a Nevada corporation (“Rokk3r”, the “Company”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with the Company’s proposed 200-for-1 reverse stock split (the “Reverse Stock Split”) of its common stock, par value $0.0001 per share (the “Common Stock”). The Company will pay out fractional shares resulting from the Reverse Stock Split and intends to “go private” thereafter.

The Reverse Stock Split was approved by Rokk3r’s Board of Directors (the “Board”) on March 16, 2020. On March 17, 2020, Rokk3r stockholders (all of whom are affiliated stockholders) holding approximately 88% of our outstanding Common Stock delivered to Rokk3r their consent approving the Reverse Stock Split and other transactions contemplated thereby. The stockholder consent is sufficient under Nevada law to approve the certificate of amendment and the Reverse Stock Split without the concurrence of any other stockholders. The Reverse Stock Split is expected to take effect shortly following the mailing of a definitive Information Statement on Schedule 14C to stockholders of record as of May 17, 2020, the record date for stockholders entitled to vote on the Reverse Stock Split (the “Effective Time”), subject to approval by, and compliance with the requirements of, the Financial Industry Regulatory Authority.

No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who hold less than 200 shares of existing common stock at the Effective Time will receive cash in the amount of $0.64 per share of existing pre-reverse split Common Stock and will cease to be stockholders of Rokk3r after the reverse stock split. The amount of cash each holder of fractional Common Stock will receive will be calculated by multiplying the number of shares of existing common stock held by the stockholder on the effective date of the Reverse Stock Split (the “Effective Date”) by $0.64. Stockholders who hold more than 200 shares of existing Common Stock on the Effective Date will receive: (i) one share of new Common Stock for each 200 shares of existing Common Stock held on the effective date of the reverse split; and (ii) cash in lieu of any fractional share of new common stock that such holder would otherwise be entitled to receive on the basis of $0.64 per share of existing common stock.

Believing that Rokk3r currently derives no material benefit from its public company status and the thin trading market in our Common Stock has not provided liquidity to our stockholders, the Board concluded that Rokk3r should terminate its public company status. The completion of the Reverse Stock Split will reduce the number of outstanding shares of the Company’s Common Stock from 106,834,926 shares to approximately 534,025 shares.

Upon conclusion of the Reverse Stock Split, the number of stockholders will be reduced to approximately 80. This will allow the Company to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. After the suspension of the Company’s duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), the Company will cease to file reports and information with the SEC.

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The Company’s exchange agent, Securities Transfer Corporation, will process the Reverse Stock Split on or about the 20th day following the mailing of a definitive information statement to be filed on Schedule 14C describing the reverse stock split.

The total amount of funds necessary to make cash payments to stockholders in connection with the Reverse Stock Split will be approximately $20,000. In addition, the other expenses incurred to effect the reverse stock split are estimated to be approximately $60,000. We expect to use cash on hand to pay the cash consideration in connection with the reverse stock split and other expenses for the reverse stock split.

Information contained in (i) the Company’s preliminary information statement on Schedule 14C filed on March 17, 2020 (the “Preliminary Information Statement”), (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed by the Company on April 1, 2019 (the “Form 10-K”) and (iii) the Company’s quarterly reports on Form 10-Q filed by the Company for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019 filed on May 15, 2019, August 26, 2019 and November 19, 2019, as amended, respectively (the “Form 10-Qs”) is incorporated into this Schedule 13E-3 by reference. Capitalized terms used but not defined herein will have the meanings given to them in the Company’s disclosure statement attached to this Schedule and made a part hereof.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.  Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” and “Questions and Answers about the Reverse Stock Split” in the Preliminary Information Statement and incorporated by reference as Exhibit (a)(1) hereto, is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) Name and Address. The Company’s name and address, and the telephone number at that address, are:

Rokk3r Inc.

2121 NW 2nd Avenue #203

Miami, Florida 33127

Telephone (305) 259-6637

(b) Securities. As of March 17, 2020, the Company had 106,834,926 shares of common stock issued and outstanding.

(c) Trading Market and Price. The information set forth in the Preliminary Information Statement under the caption “Summary Term Sheet: Trading of Common Stock” is incorporated herein by reference.

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The Company’s Common Stock is currently traded on the OTC Pink, a trading market maintained by the OTC Markets Group Inc. (the “OTCPK”) under the symbol “ROKK.” The trading in the Company’s Common Stock is extremely limited. The following table sets forth the quarterly high and low closing per share price for the Company’s Common Stock, based upon quotations published by the OTCPK.

Quarter Ended	High Closing Price	Low Closing Price
Fiscal Year 2020
March 31, 2020	$0.555	$0.150
Fiscal Year 2019
December 31, 2019	$0.860	$0.200
September 30, 2019	$1.150	$0.405
June 30, 2019	$1.470	$0.498
March 31, 2019	$2.000	$0.550
Fiscal Year 2018
December 31, 2018	$3.250	$1.000
September 30, 2018	$4.000	$2.090
June 30, 2018	$6.000	$1.010
March 31, 2018	$2.800	$1.360

(d) Dividends. The Company has never declared or paid any dividends in respect of its capital stock, and, as described in the Company’s Form 10-K, the Company does not intend to pay dividends on the shares of common stock in the foreseeable future.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration under Regulation A.

(f) Prior Stock Purchases. During the past two years, the Company has not purchased any shares of its Common Stock.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Rokk3r Inc. is the filing person of this Schedule 13E-3. The Company’s business address is 2121 NW 2nd Avenue #203, Miami, FL 33127 and the Company’s telephone number is (305) 259-6637.

(b) Business and Background of Entities. The Company is a technology and services company, providing a range of solutions in business strategy, technology development and growth services. The Company has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). The Company has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the Company from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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(c) Business and Background of Natural Persons.

(1) and (2) The name and business background of each director and executive officer of the Company is listed below. The address of each of the directors and executive officers is 2121 NW 2nd Avenue #203, Miami, FL 33127.

Nabyl Charania—Chief Executive Officer, Chairman, Director

Mr. Charania has served as the Company’s Chief Executive Officer, Chief Financial Officer, Board Chairman, and director since December 26, 2017. Mr. Charania is a co-founder and currently the Chief Executive Officer at Rokk3r Labs, where he shapes the global vision, direction, and expansion of the company and a general partner of Rokk3r Fuel ExO, where he manages fundraising and investment opportunities. Prior to joining Rokk3r Labs, Mr. Charania built multiple software companies and served as the Director of Engineering at Convergys Corporation, a global customer management and information management service provider from 2004 to 2008 His professional experience includes developing and deploying SMS billing platforms, downloadable ring-tone systems, and smart IP-based tools which reduce global deployment costs. He earned a Bachelor of Mathematics from the University of Waterloo.

German Montoya—Chief Strategy Officer, Director

Mr. Montoya has served as the Company’s Chief Exponential Officer, Secretary, and director since December 26, 2017. He is a co-founder and currently the Chief Strategy and Creative Officer at Rokk3r Labs, where he executes the strategic direction for its portfolio companies, and a general partner of Rokk3r Fuel ExO, where he manages fundraising and investment opportunities. Prior to joining Rokk3r Labs in 2012, between 2008 and 2012 he was the principal officer of an advertising company, Rokk3r Mobile Marketing and Advertising. He led strategic and commercial initiatives as the Marketing Vice President at Cycle Logic, Inc., a provider of integrated Internet solutions for wireless telephone operators throughout Latin America from 2004 to 2008. Mr. Montoya’s professional experience also includes working as a consultant at Accenture from 1997 to 2002. He earned a Bachelor of Science in Applied Economics and Business Management at Cornell University.

Jeffrey S. Ransdell—Director

Mr. Ransdell has served as a director since December 26, 2018. He is a founding partner and managing director of Rokk3r Fuel ExO, where he is responsible for all investments on behalf of the limited partners and leads efforts to raise global venture capital. Prior to joining Rokk3r Fuel ExO in 2017, between 2011 and 2016, Mr. Ransdell held positions as a managing director and division executive at Bank of America Merrill Lynch. While leading Bank of America Merrill Lynch’s Southeast Division, a region encompassing Florida, Alabama, southeast Georgia, the Caribbean and Latin America, he drove new strategic asset flows and supervised staff across various departments including client relationship management, business development, marketing, risk and compliance. Mr. Ransdell earned a Bachelor of Arts in Finance and International Finance from the University of North Dakota.

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Salim Ismail—Director

Mr. Ismail has served as a director since November 2, 2018. He served as the Executive Director/Global Ambassador at Singularity University based at the NASA Research Park in Moffett Field, California, from September 2008 to August of 2014, where Mr. Ismail engaged in, amongst other things, organizational design, fundraising, faculty management, curriculum development and community development. From September of 2014 to the present Mr. Ismail has worked as a speaker and author. Mr. Ismail received a Bachelor of Sciences with honors in theoretical physics and computing from the University of Waterloo in Canada in 1989.

(3) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

(4) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(5) Nabyl Charania is a citizen of Canada. German Montoya is a citizen of the United States of America. Jeffrey S. Ransdell is a citizen of the United States of America. Salim Ismail is a citizen of Canada.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet” is incorporated herein by reference.

(b) Purchases. The Company will not purchase any Common Stock from any officer, director or affiliate of the Company in connection with the Reverse Stock Split other than any fractional shares that such persons may hold after the Reverse Stock Split on the same terms as the purchase of fractional shares for other holders of fractional shares after the Reverse Stock Split.

(c) Different Terms. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet”, “Questions and Answers about the Reverse Stock Split,” and “Special Factors -- Background of the Reverse Stock Split” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Preliminary Information Statement under “Dissenters’ Rights” of the caption “Summary Term Sheet” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has not granted unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for Listing or Trading. Not applicable.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Form 10-K under the “Item 13. Certain Relationships and Related Transactions, and Director Independence” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Preliminary Information Statement under the captions “Questions and Answers about the Reverse Stock Split” is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet” and “Questions and Answers about the Reverse Stock Split” is incorporated herein by reference.

(d) Conflicts of Interest. None.

(e) Agreements Involving the Subject Company’s Securities. Not Applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Use of Securities Acquired. The information set forth in the Preliminary Information Statement under the Caption “Special Factors – Purpose of the Reverse Stock Split” is incorporated herein by reference.

(b) Use of Securities Acquired. Not Applicable.

(c) Plans. The information set forth in the Preliminary Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” and “Special Factors,” “is incorporated herein by reference.

(d) Subject Company Negotiation. Not Applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Preliminary Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” and “Special Factors—Purpose of the Reverse Stock Split,” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Background of the Reverse Stock Split; Alternatives Considered by the Board” is incorporated herein by reference.

(c) Reasons. The information set forth in the Preliminary Information Statement under the captions, “Special Factors – Reasons for the Reverse Stock Split” is incorporated herein by reference.

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(d) Effects. The information set forth in the Preliminary Information Statement under the captions, “Special Factors – Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer than 200 Shares of our Common Stock in a Single Account”, “Special Factors -- Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold 200 or More Shares of Our Common Stock in a Single Account”, and “Special Factors – Effects of the Reverse Stock Split on Affiliated Stockholders”, is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Factors Considered by the Board as to the Fairness of the Reverse Stock Split” and “Special Factors – Position of the Company Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Factors Considered by the Board as to the Fairness of the Reverse Stock Split” and “Special Factors – Position of the Company Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c) Approval of Security Holders. On March 17, 2020, stockholders (all of whom are affiliated stockholders) of the Company holding approximately 88% of the Company’s outstanding Common Stock delivered their consent approving the Reverse Stock Split and other transactions contemplated thereby. The stockholder consent is sufficient under Nevada law to approve the Reverse Stock Split without the concurrence of any other stockholders. Therefore, no further action of the stockholders is necessary to approve the Reverse Stock Split. The Company has not required the approval of the Reverse Stock Split by the holders of a majority of Rokk3r shares held by persons unaffiliated with the Company.

(d) Unaffiliated Representative. The information set forth in the Preliminary Information Statement under the caption “Special Factors-Factors Considered by the Board as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

(e) Approval of Directors. The Reverse Stock Split was unanimously approved by the Board by written consent dated March 16, 2020.

(f) Other Offers. The Company is unaware of any firm offer made by any unaffiliated person during the past two years for: (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under the caption “Special Factors-Factors Considered by the Board as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

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(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under the caption “Special Factors-Factors Considered by the Board as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. Given that the actual number of shares of Common Stock that the Company will purchase is unknown at this time, the total cash the Company expects to pay to stockholders is currently unknown, but is estimated to be approximately $20,000. The Company expects to use cash on hand to pay the cash consideration in connection with the Reverse Stock Split and other related expenses.

(b) Conditions. None.

(c) Expenses. The following is a reasonably itemized statement of the fees and expenses that have been incurred or that are estimated to be incurred in connection with the Reverse Stock Split:

*	$20,000 in cash consideration to our shareholders in lieu of fractional shares of new common stock;

*	$40,000 in legal and accounting fees;

*	$5,000 for printing, mailing and other costs in connection with the mailing of this information statement;

*	$10,000 to $12,000 for exchange agent services; and

*	$3,000 for miscellaneous expenses.

(d) Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Preliminary Information Statement under the caption, “Special Factors: Interests of the Company’s Directors and Executive Officers in the Reverse Stock Split” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(a) Solicitation or recommendation. Not Applicable.

(b) Reasons. Not Applicable.

(c) Intent to tender. Not Applicable.

(d) Intent to tender or vote in a going-private transaction. Not Applicable.

(e) Recommendations of others. Not Applicable.

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Item 13. Financial Statements.

(a) Financial Information. The Company’s audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation M-A are incorporated herein by reference. The Company’s audited financial statements of the Company for the two years ended December 31, 2018 and 2017 set forth in the Company’s Form 10-K for the year ended December 31, 2018 are incorporated herein by reference. The audited financial statements and unaudited interim financial statements of the Company set forth in the Company’s Form 10-Qs for the quarters ended September 30, 2019, June 30, 2019 and March 31, 2019 are incorporated herein by reference.

(a) The Company’s net book value at September 30, 2019 was $-944,787 or approximately $-0.01 per share.

(b) Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. None.

Item 15. Additional Information.

(a) Information Required by Item 402(t) of Regulation S-K. Not applicable.

(b) Other Material Information. The information contained in the Preliminary Information Statement, including all exhibits attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1) Preliminary Information Statement on Schedule 14C (incorporated by reference to the registrant’s Preliminary Information Statement on Schedule 14C, filed with the SEC on March 17, 2020).

(a)(2) Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated by reference to the registrant’s Annual Report on Form 10-K, filed with the SEC on April 1, 2019).

(a)(3) Quarterly Report on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019 (incorporated by reference to the registrant’s Quarterly Report on Form 10-Q, filed with the SEC on May 15, 2019, August 26, 2019 and November 19, 2019, as amended).

(a) Not Applicable.

(b) Not Applicable.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

(f) Not Applicable.

(g) Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROKK3R INC.

Date: April 3, 2020	By:	/s/ Nabyl Charania
	Name:	Nabyl Charania
	Title:	Director and Chief Executive Officer

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EXHIBIT INDEX

(a)(1) Preliminary Information Statement on Schedule 14C (incorporated by reference to the registrant’s Preliminary Information Statement on Schedule 14C, filed with the SEC on March 17, 2020).

(a)(2) Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated by reference to the registrant’s Annual Report on Form 10-K, filed with the SEC on July 16, 2018).

(a)(3) Quarterly Report on Form 10-Q for the periods ended June 30, 2018 and September 30, 2018 (incorporated by reference to the registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 20, 2018 and November 13, 2018).

(b) Not Applicable.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.

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